* Explanation of Response:

      As was reported in a Form 8-K filed on March 29, 1999, Mathew and Markson, Ltd. (and its sister company, Morris & Miller, Ltd.) initially acquired the Shares of Common Stock of the Issuer which are the subject of this Report pursuant to an agreement (the "Stock Purchase Agreement") signed and executed on March 16, 1999, between Telco Billing, Inc.; Mathew and Markson, Ltd.; Morris & Miller, Ltd.; and RIGL Corporation ("RIGL"), which was the former name of the Issuer. Mathew and Markson, Ltd. and Morris & Miller, Ltd. were the sole shareholders of Telco.

      Pursuant to the Stock Purchase Agreement, Mathew and Markson, Ltd. surrendered its shares of Telco, and, in exchange, Mathew and Markson, Ltd. received 900,000 Shares of RIGL.

      Subsequently, as reported in a Form 8-K filed on June 30, 1999, on June 15, 1999, 6,750,000 additional Shares of Common Stock of the Issuer were issued to Mathew and Markson, Ltd. pursuant to the Stock Purchase Agreement, bringing its holdings to 7,650,000 Shares.

      Subsequently, as reflected in a Form 10-KSB filed on September 19, 2000, as of June 30, 2000, Mathew and Markson, Ltd. disposed of 50,000 Shares of Common Stock of the Issuer. This transaction was a gift.

      Therefore, as of June 30, 2000, the total number of Shares of Common Stock of the Issuer held by Mathew and Markson, Ltd. was as follows:

            Prior Balance                           7,650,000 Shares
            (Disposition)                            (50,000 Shares)
            New Balance                             7,600,000 Shares

      In addition, and in connection with the acquisition of Telco, RIGL also agreed to pay Mathew & Markson, Ltd. $5,000,000 as a discounted accelerated royalty payment for a 20-year license of the URLYellow-Page.Net.